EXHIBIT 7: POLICIES TO ADDRESS AND MANAGE CONFLICTS OF INTEREST

The Compliance Department performs daily, and ongoing tasks related to the development, adjustment, and administration of the internal control policies and procedures deemed necessary related to among other things the handling and prevention of conflicts of interest.

1. Conflicts of interest

Given the complexity of their work environment and the duties they perform, Agency employees and management are exposed to potential conflicts of interest. The term conflict of interest being understood as any situation, usually of a financial or personal nature, which could influence the judgment of an individual and prevent them from making objective, fair and independent decisions.

1.1. Identifying conflicts of interest

A conflict of interest, which would preclude the participation or influence of a manager or analyst in the determination of a rating, is considered to exist when:

- In the 12 (twelve) months prior to the start of the rating process, they have served as a board member, manager, or employee at the client, entity or issuer to be rated, at any entity which is a member of the same business group as the client, entity or issuer to be rated or has had any business dealings that could create a conflict of interest with said entities or issuers.

- Their spouse, partner, or any second-degree blood relative holds any management or senior management position with the client, entity or issuer to be rated. The second degree family relationship includes the parents, children, grandparents, siblings and grandchildren of the employee.

- They engage, or have engaged in, during the 12 (twelve) months prior to the start of the rating process, any other relationship that could cause a conflict of interest with the client, issuer and/or offering to be rated or with any entity which is a member of the same business group as the entity or issuer in question.

- They have received or are in the process of receiving a loan, credit, goods, yield, or service from the client, entity or issuer at better than market conditions or have engaged in a business relationship with the entity or issuer at better than market conditions.

- They perform transactions involving the securities of an entity or issuer rated or being rated, in accordance with section VII.2.3 “Securities Transactions” of the Code of Conduct.

- They participate in the sale or promotion of a product or service offered by HR Ratings or are influenced by sales or commercial considerations.

The Compliance Department will maintain an updated log on HTRON of any person that presents a potential conflict of interest with any entity or issuer rated by HR Ratings. Only the Agency’s General Management, Analysis Department, Operations and Compliance Department personnel, as well as the Analysis Director and the Board of Directors, will have access to these records.

1.2. Measures to eliminate conflicts of interest

The Agency has established the following measures to prevent employees, management and board members from being exposed to potential conflicts of interest:

a) Objectivity, Independence and integrity

- The evaluation and analysis process for the rating of an entity, issuer and/or issue must be performed in strict adherence to the procedures set forth in the General Operations Plan and in the rating methodologies and models approved by the Agency’s Board of Directors.

  The Analysis Director will oversee that individuals participating in the rating process perform the evaluations or corresponding analyses in adherence to the procedures set forth in the Agency’s General Operations Plan and based on the applicable rating methodologies and models.

The foregoing is without prejudice to the ability of the independent members of the Board of Directors to perform compliance audits on the rating methodologies and models, either directly or through the designated person. The Board of Directors will approve the results of audits performed to verify compliance with the rating methodologies and models.

For their part, the Compliance Department may verify compliance with the rating procedure set forth in the Agency's General Operations Plan at any time.

- The remunerations received by board members, managers and technical personnel involved in the rating process, and all employees in general, are completely independent from revenues received by HR Ratings for the ratings assigned to any particular entity or issuer and/or issue in accordance with the remuneration policies approved by the HR Ratings Board of Directors. These policies will be reviewed periodically to ensure the objectivity of the rating process is not compromised.

- Under no circumstances shall a rating be paused or eliminated when this may lead to the entity or issuer, or any investor, the Agency itself, or any other market participant suffering any economic, financial, political, or legal impact, including the rescission of the service agreement between HR Ratings and the client, entity or issuer.

- The ratings issued by the Agency or any rating action must not be affected by the existence or potential existence of a commercial relationship with the client, entity or issuer to whom the services are rendered, or to other entities that are members of the same business group or with any third party.

- HR Ratings' employees are forbidden to provide recommendations or proposals to issue securities for which they will provide their services for the study, analysis, issuing of an opinion, evaluation or determination of credit quality, or concerning the activities of the issuer, the underwriter or any other participant in said offer.

- Policy regarding Economic Dependency

1. With respect to regulation applicable to HR Ratings in Mexico, the following apply:

   - HR Ratings will refrain from providing its services when the revenues the Agency would receive from an entity, client or issuer wishing to engage its services, or the people who form part of the same business group or consortium to which the client, entity or issuer belongs, jointly represent 10% (ten per cent) or more of the total revenues received by HR Ratings during the year immediately preceding that when the corresponding service is to be provided.

     Regarding states or municipalities, HR Ratings shall refrain from providing its services in the following cases:

     a) When the sum of the revenues received from a state or municipality represent 5% (five percent) or more of HR Ratings' total revenues received during the year immediately preceding that when the corresponding service is to be provided.

     b) When the sum of the revenues received from a state and its municipalities would represent 10% (ten percent) or more of HR Ratings' total revenues received during the year immediately preceding that when the corresponding service is to be provided. This condition will only apply when the state acts as guarantor for the transactions of these municipalities.

     The calculation of the revenues mentioned above will consider all revenues HR Ratings would receive from said states or municipalities, including those for services to assess the credit quality of securities issued by trusts for which the state or municipality is the trustor.

2. With respect to regulation applicable to the Agency as a ratings agency registered and regulated by the Securities and Exchange Commission ("SEC"):

- HR Ratings shall refrain from providing its services when the revenues received by the Agency from an entity, client or issuer that intends to engage its services, or the people who form part of the same business group or consortium to which the client, entity or issuer belongs, jointly represent 10% (ten per cent) or more of the total revenues received by HR Ratings during the current tax year.

b) Separation of functions

- HR Ratings applies a policy of separation of functions to ensure that personnel responsible for preparing the studies for the assignment of ratings are completely separated from any activity related to the promotion and sale of the services HR Ratings provides and management of the fees and quotas the Agency charges for these services.

- In addition, HR Ratings will ensure the areas responsible for administrative matters and for the Agency's business relationships do not participate in the rating process for entities, issuers and/or issues and do not have access to rating files.

- This policy on separation of functions, reporting lines, oversight, and remuneration structure is set forth in the HR Ratings Internal Control Manual.

- If any analyst receives information from an entity, client or issuer an Agency employee or any third party in relation to the service agreement signed between HR Ratings and the client, entity or issuer that indicates fees charged by the Agency or any sales or commercial information, they must respond in writing to the sender indicating that information of this nature must be addressed exclusively with the Agency's Business Development or Administrative Departments, as applicable. In addition, the employee must send a copy of their response to the Compliance Department at: compliance@hrratings.com. This Department shall document such situation and, if necessary, shall take the appropriate measures, in conjunction with the Company's General Management.

In such circumstance, it will be determined whether the sales or commercial information in question has or could have influenced the analyst. If this is found to be the case, the measures set forth in Section VII.4 "Handling Conflicts of Interest" will be applied.

- In addition, if any Business Development Department personnel or the Agency's CEO receive information from any entity or issuer that would be relevant to the analysis process, they will remind the customer, entity or issuer in writing that information of this nature must be sent exclusively to the analysis team assigned to them. In addition, the employee must send a copy of their response to the Compliance Department at: compliance@hrratings.com. This Department shall document this situation and, if necessary, shall take the appropriate measures, in conjunction with the Company's General Management.

The situations indicated above will be documented in Compliance Department records.

b.1. Division and definition of functions and duties

HR Ratings maintains a policy of dividing functions and duties to avoid any type of conflict of interest with the clients or entities or issuers rated.

As part of this policy, personnel responsible for preparing analyses are prohibited from involving themselves in any activity related to the promotion and sale of HR Ratings services and the processing of the fees and charges the Agency collects for these services.

Meanwhile, the employees that work in the business development, administrative and human resources departments are prohibited from participating in the rating processes for entities, issuers, and/or operations and do not have access to such information or rating files.

The Agency is divided into different administrative units, which perform the following functions and duties:

- The **Board of Directors** is the Agency's highest administrative authority in charge of its running, direction, control and command to ensure and verify the proper functioning of the Agency. The Board of Directors may not interfere in the procedure for the determination of credit ratings carried by the Agency. The foregoing, without prejudice to the functions and duties inherent to its position and except for its functions as a monitoring body.

- The **General Management** is responsible for directing, coordinating, and managing the overall operation of the Agency. General Management may not interfere in the procedure for the determination of credit ratings carried by the Agency, including the analysis of the entities, issuers, operations, or transactions subject to rating. The foregoing, without prejudice to the functions and activities conducted for the administration of resources and representation of the Agency.

- The **Analysis Department** is responsible, among other things, for supervising the development of the analysis process and for communication with market participants to receive questions, suggestions or complaints related to the rating processes. The Credit Analysis Department has no involvement in the tasks related to the processing and collection of fees from Clients, entities or issuers or in matters related to business development.

  Any Client, entity or issuer that asks a member of the Credit Analysis Department personnel about the Agency's fees or its services will be directed immediately to the Business Development Department.

- The **General Methodological Criteria Department** is responsible, in collaboration with the Chief Credit Officer, for developing and proposing the methodologies, and modifications thereof, that are the basis for the analysis of any class of asset rated by the Agency, and also the quantitative models incorporated into these methodologies and the criteria for their application, to be submitted for the approval of the Methodology Committee.

The methodology committee will meet annually to assess the performance of the Agency's current models and methodologies and, accordingly, to decide on and implement modifications.

This Department is removed from the management and collection of fees from Clients and has no involvement in questions related to business development.

- The **Compliance Department** is responsible for overseeing compliance by the Agency, its shareholders, board members, management, technical personnel and other employees with the HR Ratings Company Rules, and in general, with all regulations applicable to credit rating agencies and also for mitigating potential regulatory risks in the day-to-day operation.

  To ensure the foregoing, the General Compliance Department performs daily, and ongoing tasks related to the development, adjustment, and administration of the internal control structure and procedures deemed necessary related to: the improper use of non-public material or confidential information; the handling and prevention of conflicts of interest; compliance with regulations applicable to credit rating agencies, and the handling of complaints.

  Likewise, it is in charge of identifying, monitoring and mitigating both internal and external risks that refer to possible non-compliance with Internal Rules and the Institution's rating process. For the purposes of the foregoing, it develops and carries out audits on a daily basis to detect and mitigate said risks.

  The General Compliance Department personnel are not permitted to participate in the rating process or in the preparation of rating methodologies, perform functions related to sales or business relations, or be involved in the setting of HR Ratings employee salaries, other than those of the people that report directly to such department.

The above, with the exception of that referring to the tasks conferred in the capacity of auditor, in accordance with the other documents that comprise the Agency's Internal Rules.

- The **Operations Department** is in charge of coordinating and overseeing the general ratings procedure. This department is in charge of acting as a control desk for the Credit Analysis and Business Development Departments in terms of both departments' internal back office. This involves having full knowledge of the rating process from an operations standpoint, with the ability to carry out the revision and verification of documents necessary for the closing of sales, assignment of analysts to the rating procedure, sending of calls for the Committees, sending of rating reports to be signed, publication and billing verification.

- The **Business Development Department** is responsible for the Agency's relationship with clients, entities or issuers for reviewing the service contracts and non-disclosure agreements or engagement letters entered into with the clients, entities or issuers, and also for informing Clients of the fees the Agency charges for its services.

  This Department is also responsible for establishing and maintaining contact with market investors in order to expand and maintain the presence of the Agency and is independent from the rating process for entities, issuers, and/or offerings.

- The **Human Resources and Material Resources Department** is responsible, among other activities, for human resources matters, from selection and hiring to, when such is the case, the termination of employment, and also payroll and employee benefits. In addition, this Department manages the Agency's material resources. This Department has no influence or involvement in the rating processes or collecting fees.

- The **Treasury Department** is responsible, among other activities, for processing and collecting fees from the entities or issuers for the rating services the Agency provides and has no influence or involvement in the rating processes.

- The **Information Technology Department or IT Department** is the unit responsible for, among other activities, managing the Institution's technological infrastructure and does not intervene or participate whatsoever in rating processes.

  As part of the policy to divide functions and duties, the analysis Department is physically separated from the areas responsible for administrative matters and business relations. The foregoing is implemented through a system of closed doors with access restricted by fingerprints.

b.2 Remuneration, reporting and supervision

The remunerations of the board members, management and technical personnel involved in the rating process, and employees in general will be determined according to a fixed component that bears no relation to the ratings the Agency issues or its earnings. The remuneration of all HR Ratings employees will also consider the annual performance reviews administered by the Administrative and Human Resources Department.

The remuneration policies and structures for management and technical personnel discussed in this section will be reviewed periodically to ensure the objectivity of the rating process is not compromised.

The reporting lines, remuneration structures, and supervision of the bodies or departments into which the Agency is divided are as follows. Additionally, the organization chart with the reporting lines is included in **Appendix 9 "Organization Chart"** of the Internal Control Manual.

- The **Board of Directors** is the highest administrative authority of the Agency; the compensation its members receive is merely symbolic, as serving on the board is an honorary position, and is not related to the revenue HR Ratings receives for its ratings.

- The **General Management** reports directly to the Board of Directors and their salary bears no relation to the ratings the Agency issues.

- The **Analysis Department** reports directly to the Agency's CEO and the salaries of the personnel assigned to this Department bear no relation to the revenue HR Ratings receives for its ratings.

- The **Compliance Department** reports directly to the Board of Directors and the salaries of the personnel assigned to this Department bear no relation to the revenue the Agency receives for its ratings and are determined to ensure their judgment remains independent.

  The Chief Compliance Officer delivers an annual report on their activities and performance to the Board of Directors and to the Agency's CEO, in accordance with legislation applicable to HR Ratings.

- The **General Methodological Criteria Department** reports directly to the Credit Analysis Department and the salaries of the persons assigned to this Department bear no relation to the ratings or methodologies that the Agency issues.

- The **Operations Department** reports directly to the Agency's CEO and the salaries of the persons assigned to this Department bear no relation to the revenue HR Ratings receives for its ratings.

- The **Business Development** reports directly to the Agency's CEO and the salaries of the persons assigned to this Department are independent of the Agency's rating actions.

- The **Human Resources and Material Resources Department, the Treasury Department and the Accounting Department** report directly to General Management and the salaries of the persons assigned to this Department are independent of the Agency's rating actions.

- The **Information Technology Department or IT Department** reports directly to General Management and salaries paid are not related to the Agency's rating activities.

Any violation of HR Ratings' Internal Rules and/or the regulations applicable to credit rating agencies by any of the officers mentioned previously will be sanctioned individually by the Agency's Compliance Department or, in the case of serious fault hearing the opinion of the Board of Directors.

c) Securities Transactions

1. "Securities Transactions" are those entered into directly or indirectly for:

   a. Securities registered in the National Securities Register (the "Register"). Securities are shares, interests, obligations, bonds, options, certificates, promissory notes, bills of exchange, and other negotiable instruments, registered by name or not, that can be traded on the securities markets, are issued in series or in a single offering and represent the capital stock of an entity, a proportional part of an asset, or interest in a collective loan or any individual credit right pursuant to the terms of applicable local and foreign laws.

   b. Certificates of deposit, commonly known as American Depositary Receipts ("ADRs") or similar instruments on foreign markets, representing the Securities mentioned in the previous point or similar or analogous instruments.

c. Derivative financial instruments as long as their underlying assets are registered Securities.

d. Bank securities representing debt on a term equal to or less than one year serviced by a credit institution.

2. The following investments are not considered Securities Transactions:

a) Shares in investment funds.

b) Securities issued by any sovereign entity.

c) Indexed trust stock certificates (representing rights for securities, assets, derivatives, or other assets that seek to replicate the behavior of one or more indexes, financial assets, or reference parameters).

d) Certificates referring to a group or basket of shares or price indexes.

The following persons are prohibited from operating or maintaining Securities Transactions involving any entity or issuer that is a client of HR Ratings:

- HR Ratings, as a legal entity;
- Analysts that participate in the rating process of the entity or issuer;
- Members of the Credit Analysis Committee that participate in the rating of the entity or issuer, and
- Persons who, as a result of their duties, may have access to privileged information in terms of that set forth in section VII.2.4 of the Code of Conduct.

All new Agency employees and board members will submit, on their entry or appointment date, a statement of the Securities Transactions they hold directly or indirectly in any entity or issuer; and also those of their spouse, partner, or dependent minors using the form in **Appendix 1 "Report on Securities Transactions"** of the Code of Conduct.

In addition, all Agency board members and employees who perform a Securities Transaction of any entity or issuer must notify the Compliance Department using the

form in **Appendix 1 "Report on Securities Transactions"** of the Code of Conduct within a period of 10 (ten) business days following the Transaction in question.

Notwithstanding, all Agency employees and board members must complete and submit **Appendix 1 "Report on Securities Transactions"** every 6 (six) months. The semiannual endorsement shall indicate all securities transactions performed by the employee or board member to date, regardless of whether these have been previously reported.

For the purposes of reporting bank securities representing a debt equal to or less than one year serviced by a credit institution, the renewable securities must be reported only once, indicating this in the report.

The securities transactions report must be submitted together with the corresponding bank or securities account statement, dated no more than 3 (three) months prior to submission, in which said operations are indicated. Employees and board members have the right to challenge information not relevant to the reported transaction.

HR Ratings, through the Compliance Department, shall take all necessary measures to ensure that Securities Transactions by members of the Board of Directors, management, technical personnel responsible for the preparation of reports and providing follow up on the credit quality of securities or entities or issuers and employees in general do not generate conflicts of interest.

In order to fulfill this objective, HR Ratings will maintain a list of the entities or issuers rated by HR Ratings and which are public (the "Public Ratings List") in HTRON. All Agency employees and board members will have access to this list.

In addition, the Agency will maintain a list of entities or issuers who request the rating to be private or whose initial rating process has been completed but not yet published (the "Private Ratings List"), to which only the Agency's General Management, the

Compliance and Operations Department, the Business Development Department personnel, analysis managers and members of the Board of Directors will have access.

Both lists will be maintained up-to-date in HTRON to verify that there are no conflicts of interest in the rating process derived from securities transactions in entities or issuers rated by HR Ratings held by employees and directors, as well as those of their spouses, common-law spouses or minor children.

The limitations on Securities Transactions set forth in this section and the disclosure of these will apply equally to Transactions by the spouse, partner, or dependent minors of analysis managers or technical personnel involved in the rating process.

For the purposes of that set forth in the previous paragraph, HR Ratings employees, managers and board members will make every effort to be informed of securities transactions performed by their spouse, partner and/or dependent minors. No bank or securities account statement will be required for these transactions.

d) Use of privileged information

For the purposes of this section, a relevant event is any fact, act, or occurrence, of any nature, which could or would influence the prices of registered securities.

HR Ratings board members, managers and employees are strictly forbidden to:

- Obtain any benefit from any Securities Transaction performed using privileged information obtained from their participation in the rating process for these securities, or in the performance of their duties.

- Provide or transmit privileged information to other persons, being required to comply with that established in the HR Ratings Internal Control Manual for the handling of non-public or confidential information.

- Issue recommendations regarding any securities or negotiable instruments for which the price or quote could be influenced by the use of privileged information.

Privileged information is knowledge of relevant events not disclosed to the public by an issuer through the market on which their securities are traded.
It is not necessary for the person to be aware of all details concerning the relevant event for this to be considered privileged information, it is sufficient that the information to which they have access could influence the price or quote of an issuer's securities.

The Compliance Department will be responsible for monitoring policies on securities transactions and the use of privileged information.

Any improper use of privileged information shall be considered a serious breach to be sanctioned in accordance with the criteria established in **Appendix 11 "Criteria for determining the severity of violations of Company Rules"** of the Code of Conduct.

e) Loans, credits, acquisition of goods, services and yields

Management and technical personnel that have or are in the process of receiving a loan, credit, goods, yields, or the provision of any service from an entity, client or issuer rated by HR Ratings, or who engage in any other business relationship with such entity or issuer, will not be permitted to participate in the rating process involving said entity or issuer.

Those people indicated in the previous paragraph will be required to report the loans, credits, goods, yields, or services, or any other business relationship they have established or are in the process of establishing with a client, entity or issuer, prior to commencing any participation in the rating process involving said customer, entity, or issuer, when the loan, credit, goods, yields or service, or business relationship, was established or will be established at better than market conditions. Loans, credits, goods, yields or services, or business relationships, will be reported to the Compliance Department using the form in **Appendix 12 "Report on Loans, Credits, Goods, Yields and/or Services"** of the Code of Conduct.

f) Gifts, entertainment and preferential treatment

- The Agency, its employees, management and board members are forbidden to:
  - Receive from any employee of any financial authority, political party, or any government or state-owned institution, gifts, compensation, gratifications, or entertainment.

    Use Agency or personal resources to make illicit payments to persons or organizations for the purpose of doing business or influencing their policies or decisions.

  - Request or receive directly or through another person, remunerations, goods and/or services, including entertainment, as well as donations from persons with which HR Ratings maintains business relationships or who have an interest in the transaction in question.

    The Agency, its employees, management and board members are only permitted to accept or receive from any person with which HR Ratings maintains a business relationship, or from any of their employees, goods, other than cash, whose value does not exceed US$25.00 (twenty-five dollars, legal currency of the United States of America) and that are provided in the context of normal business activities, such as meetings. This means that employees, directors and board members may share items such as notepads, pens and light refreshments that are incidental to routine business interactions, provided their added value does not exceed US$25.00 (twenty-five dollars legal tender in the United States of America) per person and per interaction.

    Receive remunerations, goods, donations, gifts, or gratifications from any employee of any third party when said gifts are given with the intention of influencing the decision concerning any rating, opinion, analysis, study or report the Agency is preparing.

- If any entity or issuer with which HR Ratings maintains a business or services relationship, or any employee of the client, entity or issuer or of any financial authority, political party, or government or state-owned institution solicits or offers technical personnel or management, or any other employee of the Agency, whether explicitly or implicitly, any type of remuneration, goods, donation, gift, gratification, or entertainment that does not comply with the characteristics set forth in this Section, the person in question must report this to the Chief Compliance Officer immediately in writing regardless of whether they have accepted it or not.

  The Compliance Department shall keep a record of gifts offered to HR Ratings personnel that do not comply with the characteristics set forth in this Section according with the format contained in **Appendix 13 "Gift Report"** of the Code of Conduct.

- In the case of any offer that would lead to a conflict of interest for the Agency, the client, entity, issuer, or person in question will be asked in writing by the Business Development Department to terminate the business relationship informing them of the reasons for this action.

g) Post-employment activities of management and technical personnel

1. Post-employment follow-up

   - HR Ratings will make every effort to remain informed of the future employment of any of its employees for the purpose of informing the SEC to this effect in the event that within a period of 5 (five) years after leaving HR Ratings the former employee enters the employ of an entity, issuer, underwriter or structuring agent for a security or financial instrument rated by HR Ratings, provided the former employee (i) held a management position in the Agency, (ii) held an analyst position and participated, in any manner, in the rating process for the entity, issuer, or the rating for the instruments or operations of the structuring agent, or (iii) was a supervisor of an analyst that participated, in any manner, in the rating process for the entity, issuer, or the rating for the instruments or operations of the structuring agent. The flowchart in

Appendix 2 "Post-employment follow-up" to this document shall apply in this situation.

Policies for following up on the future employment of former HR Ratings employees are indicated in the Agency's Human Resources and Material Resources Manual.

2. Back review of the former employee

- When an analysis manager or analyst terminates their employment relationship with HR Ratings and commences work for an issuer or entity rated by the Agency, and for which said employee participated in the rating process as Area Director, Lead Analyst or as a member of the analysis team, or participated in the rating procedure for the structuring of a security, instrument or operation, HR Ratings will take the following measures:

  - As soon as the Agency is aware of a former employee joining the entity, issuer or structurer, it will review the ratings given to said entity over the 12 (twelve) month period prior to the most recent rating HR Ratings assigned to the entity, issuer, underwriter or structuring agent before the employee left the Agency.

    The review will be carried out by the Compliance Department with the support of the analyst's immediate superior.

  - If any evidence is detected that would lead to the assumption that the rating or ratings were subject to a conflict of interest or that these had not been assigned in accordance with Agency policies and procedures, the Compliance Department will report said situation immediately to the Agency's Analysis Department, and the latter will be requested to start a rating review process in accordance with the procedure indicated in the HR Ratings General Operations Plan for the assignment of ratings.

In this case, HR Ratings will publish the change of rating or confirmation of the rating within a period of 15 (fifteen) calendar days following the date on which it was discovered that the rating could have been subject to a conflict of interest.

If the rating action is a revision of a credit rating resulting from a post-employment review process, an explanation shall be included stating that the reason for the action is the discovery that a credit rating assigned to the obligor, security, or money market instrument in one or more prior rating actions was subject to a conflict of interest, including a description of the nature of the conflict, the date and associated credit rating of each prior rating action that HR Ratings determines was influenced by the conflict, and a description of the impact the conflict had on the prior rating action or actions.

If the rating action is an affirmation of a credit rating resulting from a post-employment review, an explanation shall be included stating that the reason for the action is the discovery that a credit rating assigned to the obligor, security, or money market instrument in one or more prior rating actions was subject to a conflict of interest, including a description of the nature of the conflict, an explanation of why no rating action was taken to revise the credit rating notwithstanding the presence of the conflict, the date and associated credit rating of each prior rating action that HR Ratings determines was influenced by the conflict, and a description of the impact the conflict had on the prior rating action or actions.

The flow chart provided in **Appendix 2 "Post-employment follow-up"** of the Code of Conduct will be taken into account in reference to section VII.2.7 of the Code of Conduct.

h) Selection of Service Providers

To avoid potential conflicts of interest with individuals related to HR Ratings, the following procedure will be adhered to for the selection of services providers:

1. The Human and Material Resources departments and Treasury Department shall prepare a list of suppliers that render services to HR Ratings (the "List of Suppliers").

2. The List of Suppliers will be sent to the Compliance Department for comparison with the list of clients or entities or issuers rated by HR Ratings.

3. If any suppliers included on the List of Suppliers is a client or entity or issuer rated by HR Ratings, the Compliance Department will analyze whether there is a conflict of interest based on the relevance of the services rendered by the corresponding supplier.

4. If the Compliance Department determines there may be a conflict of interest with the corresponding supplier, it will evaluate the feasibility of replacing said supplier along with General Management.

5. The List of Suppliers shall be updated every time HR Ratings enters into a service agreement with a new supplier.

1.3. Disclosing conflicts of interest

- All HR Ratings employees, managers and board members are required to disclose to the Compliance Department, in writing, any personal or financial relationship, whether their own or that of any other employee of which they have knowledge, which could generate a conflict of interest with respect to any entity, issuer and/or operation.

- Disclosure of conflicts of interest must be clear, transparent and complete in all cases. To this effect, all HR Ratings employees, managers and board members must follow the procedures for identifying, handling and disclosing any potential conflict of interest as set forth in the Code of Conduct.

- If any employee, manager, or board member fails to disclose any situation that could generate a conflict of interest in a timely manner, or attempts to hide any such situation, the Compliance Department, together with the Agency's General Management, with the opinion of the Board of Directors, will analyze the case and determine the measures

and/or sanctions to be applied in accordance with the terms of Section XII "Applicable Sanctions" of the Code of Conduct, considering the impact on the continuity of HR Ratings operations.

Conflicts of interest must be disclosed using the form in **Appendix 4 "Disclosure of Conflicts of interest"** of the Code of Conduct.

- In addition, Agency employees and management will use the form in **Appendix 5 "Report of employment and/or positions held by family members"** of the Code of Conduct if their spouse, partner, or any second-degree blood relative holds any management or senior management position in any entity or issuer rated by HR Ratings. The second degree family relationship includes the parents, children, grandparents, siblings and grandchildren of the employee.

  Notwithstanding the foregoing, all Agency employees and management will sign this form every 6 (six) months, indicating the positions held by their spouse, partner, or any second-degree blood relative in any entity or issuer rated by HR Ratings.

  For the purposes of the above, HR Ratings employees and management will make every effort to remain informed of the employment status of their spouse, partner or second-degree blood relatives.

1.4. Handling conflicts of interest

- The Compliance Department, together with General Management, and where necessary, a legal advisor, will discuss and analyze real and potential conflicts of interest to determine the appropriate measures to handle such conflicts, which may include:

  - Prohibiting the individual involved in the conflict or potential conflict from participating in any manner in the analysis process for the entity, issuer and/or issue with which they have the conflict of interest until such time as the conflict is resolved or confirmed; designating a different person to take their place in the analysis process.

- Suspending the person's access to all non-public or confidential information for the entity or issuer with which they have conflict of interest.

    The above is without prejudice to any sanctions that may be applicable.

- The opinion of the Board of Directors will be heard on potential or real conflicts of interest of greater importance.

- When the person who discloses a conflict of interest pertaining to participation in any phase of the analysis process for an entity, issuer and/or issue is the Head of a Department, they will be substituted in their functions by the Chief Credit Officer.

- If any employee involved in the analysis process already has an investment or loan prior to HR Ratings signing a service agreement which could cause a conflict of interest, said personnel will refrain from participating in said analysis process or they will disinvest the securities involved.

- If any situation involving possible conflict of interest occurs to the persons responsible for resolving possible conflicts of interest, it will be analyzed by the other responsible parties, who will take any appropriate measures. The opinion of the Board of Directors may be requested in the case of serious conflicts of interest.

- The Agency will refrain from entering into service agreements for rating services with entities or issuers that, directly or indirectly, hold an interest in the capital stock of HR Ratings unless such interest represents less than five percent of the ratings agency's capital stock.

- The Compliance Department will ensure all HR Ratings employees and board members adhere to the policies set forth in the Code of Conduct regarding the identification, handling and disclosure of conflicts of interest.

Potential conflicts of interest shall be handled in accordance with the flow chart in **Appendix 6 "Handling of potential conflicts of interest"** of the Code of Conduct.

Any relevant amendments to the policies for identifying and handling conflicts of interest in this section must be reported to the U.S. SEC using the NRSRO form the moment they enter into effect.

APPENDIX 1

Report on Securities Transactions

_______________ ____, ________

HR Ratings Compliance Department

To comply with the obligation set forth in Section VII.2.3 of the Code of Conduct “Securities Transactions”, I report below the Securities Transactions the undersigned operates as of this date and those my spouse, partner and/or dependent minors operate:

☐ I have no securities transactions to report

☐ I have the following securities transactions to report:

Securities transactions held by the undersigned

Full name of the issuer or company	Transaction Date	Volume, type, series, or class of Securities or debt instruments with a term equivalent to or less than a year.	Total transaction amount and, if applicable, term and rate	Holder of the investment (detail in the case of indirect investments)	Business name of the agent that performed the transaction

Securities Transactions held by my spouse, partner and/or dependent minors

Full name of the issuer or company	Transaction Date	Volume, type, series, or class of Securities or debt instruments with a term of one year or less	Total transaction amount and, if applicable, term and rate	Holder of the investment (detail in the case of indirect investments)	Business name of the agent that performed the transaction

I declare I am familiar with the guidelines, policies and control mechanisms on Securities Transactions and the use of Privileged Information indicated in the HR Ratings Code of Conduct and I authorize HR Ratings to investigate, at its discretion, any potential conflict of interest.

I also authorize HR Ratings to disclose the information in this report to the Agency's regulatory authorities, both local and foreign, who may request this type of information within the scope of their authority.

Sincerely,

____

(Name of employee or board member, position and signature)

Instructions:

(i) This form must be presented by all HR Ratings new hires.

(ii) This form must be presented by all employees, management, or analysts who operate Securities Transactions within 10 (ten) business days of performing the transaction.

(iii) This form must be completed by analysis personnel whose spouse, partner or dependent minor(s) have performed a Securities Transaction.

(iv) This form must be completed by all HR Ratings employees, board members, and management every 6 (six) months, indicating the securities transactions performed.

(v) Securities Transactions are those performed directly or indirectly involving:
  a) Securities registered in the National Securities Registry.
  b) Certificates of deposit, commonly known as American Depositary Receipts (ADRs) or similar instruments on foreign markets, representing the Securities mentioned in the previous point, or similar or analogous instruments.
  c) Derivative financial instruments provided their underlying assets are registered with the National Securities Registry.
  d) Bank securities representing debt on a term equal to or less than one year serviced by a credit institution.

(vi) The following investments are not considered Securities Transactions:
  a) Shares in mutual funds.
  b) Securities issued by the federal government.
  c) Indexed trust certificates (representing rights on securities, assets, derivatives, or other assets that seek to replicate the behavior of one or more indexes, financial assets, or reference parameters)
  d) Certificates referring to a group or basket of shares or price indexes.

(vii) Term renewable certificates for bank securities representing debt on a term equal to or less than one year serviced by a credit institution rated by HR Ratings must be reported only once, indicating this characteristic in the report.

(viii) An indirect transaction is one operated by an HR Ratings employee or board member through a company in which the employee or board member holds control in accordance with the terms of article 2 of the Securities Market Act.

(ix) A monthly account statement should be attached, dated nor more than 3 (three) months prior to the present date, issued by the financial broker indicating the securities transaction.

(x) If neither you nor your spouse, partner, or dependent minor(s) have performed Securities Transactions with entities or issuers rated by HR Ratings, please indicate "Do not have" or "not applicable".

APPENDIX 2

Post-employment follow-up


Inputs
Activities
Products
Notification from the Human & Material Resources Department concerning a former employee who held a position as an analyst, analyst supervisor or manager at HR Ratings, when they have been employed by an entity, issuer, underwriter or structuring agent that is a customer of HR Ratings within a period of five years after leaving HR Ratings.
The Compliance Department determines whether any of the following three conditions are met:
• The former employee was a Director.
• The former employee participated in the rating process for the entity, issuer, underwriter or structuring agent by which they are now employed.
• The former employee supervised an analyst that participated in the rating process for the entity, issuer, underwriter or structuring agent by which they are now employed.
If any of these criteria are met, an "Employment Transition Report" is submitted to the SEC via the SEC website.
Employment Transition Report
On learning of a former employee entering the employment of the entity, issuer or structuring agent, the Compliance Department will review the ratings assigned to said entity during the 12 months prior to the most recent rating action by HR Ratings for the entity, issuer, underwriter, or structuring agent in question before the employee left the Agency. This review is to check there was no conflict of interest.
Is there a potential conflict of interest?
No
Yes
Look Back Review report by the Compliance Department.
The Compliance Department will ask the Credit Analysis Department to open a rating review process within 15 calendar days. If this deadline cannot be met, a press release will be issued stating there is a potential conflict of interest regarding the rating in question and that this rating is under review or surveillance.
Press release, where applicable.
New rating or confirmation of the rating.

APPENDIX 3

HR Ratings Back Review Detailed Flowchart


Inputs
Activities
Products
Notification from the Human Resources and Material Resources Department about the new employment of HR former employees.
The new employment is on any entity or issuer rated by HR Ratings or any structuring agent with which HR Ratings has or had a relationship?
No
No Review Report
Yes
Review the Analysis Team assigned to said entity over the 12 (twelve) month period prior to the most recent rating HR Ratings assigned to the entity.
Review of rating process of the ratings assigned to the entity during the 12 (twelve) month period and the minutes of the corresponding Credit Analysis Committees.
Review e-mail communications between HR former employee and the entity.
A conflict of interest was detected?
No
No Conflict-of-Interest Report
Yes
Report immediately to the General Management and Chief Credit Officer.
Request to the Chief Credit Officer to re-open the credit rating process.
Can the credit rating be released within 15 (fifteen) calendar days?
Yes
Look Back Review Report and issue a revised Rating Report stating the conflict of interest detected.
No
Look Back Review Report and issue a Press Release stating the conflict of interest detected and that the credit rating is under review.
Continue performing the credit rating process
Look Back Review Report and issue a revised Rating Report stating the conflict of interest detected.

APPENDIX 4

Disclosure of conflicts of interest

_______________ ____, ________

HR Ratings Chief Compliance Department

In compliance with that established in Chapter VII "Conflicts of Interest", Section VII.3 "Disclosure of conflicts of interest" in the HR Ratings Code of Conduct, I hereby inform you of the following situation that could generate a conflict of interest:

____

____

____

I authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the scope of their authority.

Sincerely,

____

Name of the employee, shareholder, or board member reporting the potential conflict of interest

c.c. HR Ratings General Management

Instructions:

(i) This form must be completed by any employee with knowledge of any situation, their own or that of another, that could generate a potential conflict of interest under the terms of Section VII "Conflicts of Interest" in the HR Ratings Code of Conduct.

(ii) In general terms, any situation must be reported, usually economic or personal, that would presume an intention to influence the judgment of an individual, and which could unduly influence objective, fair and independent decision making.

APPENDIX 5

Report of the employment and/or positions held by family members

______________ ____, _______

HR Ratings Chief Compliance Department

In compliance with the HR Ratings Code of Conduct, in relation to the obligation of employees of this rating agency to disclose whether their spouse, partner, or any second-degree blood relatives hold any management or senior management position in any entity or issuer rated by HR Rating, I hereby state as follows:

☐ Neither my spouse, nor my partner, nor any second-degree blood relative of mine holds any management or senior management position in any entity or issuer rated by HR Ratings.

☐ My (indicate relationship), by the name of: _______________, has held the position of_____ _________, since___at the following entity or company rated or in the process of being rated by HR Ratings: ______________, and performs the following activities: __________________________________.

I authorize HR Ratings to disclose the information in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the scope of their authority.

Sincerely,

____

(Employee name, position and signature)

Instructions:

(i) This form must be presented by new hires and by any employee with a family member that meets the condition indicated in the first paragraph of this form.

(ii) In addition, all analysts must complete this form every 6 (six) months, indicating the positions held by their second-degree blood relatives in any entity or issuer rated by HR Ratings.

(iii) The second-degree familial relationship includes the parents, children, grandparents, siblings and grandchildren of the employee.

APPENDIX 6

Handling of potential conflicts of interest


Inputs
Activities
Products
1. Semiannual reports received on HTRON:
• Securities Transactions.
• Loans, Credits & Services (analysis).
• Employment and/or positions held by relatives.
• Own position with issuers, financial entities and other companies.
2. Provisional reports:
• Securities Transactions
• Employments and/or positions held by relatives
• Positions held with issuers, financial entities & other companies
• Request for approval to work outside HR Ratings
• Conflicts of interest – own and others
3. Evidence of a potential conflict of interest resulting from the audit and oversight tasks of the Compliance Department.
Compliance Department reviews reports on HTRON and checks every week no reports are pending review.
Potential conflict reported?
No
Yes
Backup of the report on HTRON.
Analyzed jointly by the Compliance Department, General Management, and legal counsel, if applicable, to determine whether there is a potential conflict of interest.
Is there a potential conflict?
No
Yes
The situation is documented in the Report of potential conflicts of interest and the Incident report, with the respective Appendix.
Pertinent measures are taken to mitigate the potential conflict.
Was any company rule violated that merits sanction?
No
Yes
The Compliance Department establishes the sanction, considering the Criteria for determining the severity of the breach, hearing the prior opinion of the Board of Directors.
Recorded in the sanction follow-up log.
Sanction notice

APPENDIX 11

Criteria for determining the severity of violations of company rules

Types of violations or non-compliance

- Of policies on Independence and Conflicts of Interest
- Of policies to prevent the misuse of Non-Public, Confidential, or Privileged Information
- Of policies included in the Manuals in general

Sanction according to the severity of the fault or violation

Severity	Sanction
Minor	Verbal warning
Moderate	Written warning
Serious	Suspension
Very serious	Dismissal

The following criteria will be considered when determining the severity of the violation or non-compliance:

Criteria	Severity
Sexual harassment	Very serious
There was intent (the person knowingly acted with the intention of committing a violation)	Very serious
There was personal gain or benefit for a third party	Very serious
The Agency's image or equity was damaged	Serious or Very serious
A rating was affected	Serious
The violation was covered up	Moderate or Serious
Recommendations were not followed	Moderate or Serious
Recurrence	Moderate or Serious
First offense	Minor
Error without consequences	Minor

Note: The sanction may be reduced if the offender accepts they committed the violation and makes amends.

APPENDIX 12

Report on Loans, Credits, Goods, Yields and/or Services

________________ _____, ________

HR Ratings Compliance Department

In order to comply with the obligation to disclose the loans, credits, goods, performances, services, or any other business relationship or dealings I have obtained or am in the process of obtaining from any financial entity or person to whom HR Ratings provides rating services, which could represent a conflict of interest as outlined in the HR Ratings Code of Conduct, I report the following:

Loans or credits obtained, or in the process of being obtained, at better than market conditions

Financial entity or person	Type of loan	Loan amount	Use of the loan	Term & rate	Date obtained

Goods obtained, or in the process of being obtained, at better-than-market conditions

Financial entity or person	Description of the good	Market price for the good	Price at which the good was obtained	Date of purchase

Yields obtained, or in the process of being obtained, at better than market conditions

Financial entity	Savings account number	Savings amount	Savings account rate	Date savings account opened

Services obtained, or in the process of being obtained, at better than market conditions

Entity or person	Type of service	Fees charged by the Client & discount obtained	Term of the service	Date of the service

Other business relations or dealings obtained, or in the process of being obtained, at better than market conditions

Entity or person	Business conducted with the client	Benefit that would be obtained at better than market conditions	Duration of the business	Date on which the business was finalized

I authorize HR Ratings to investigate, at its discretion, any potential conflict of interest related to this report.

I also authorize HR Ratings to disclose the information included in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the scope of their authority.

Sincerely,

____
(Analyst name, position and signature)

Instructions:
(i) This report must be presented by newly hired analysts.
(ii) This report must also be completed by senior analysts or analysts that have received or are in the process of obtaining a loan, credit, or service from any HR Ratings Client, provided the loan, credit, or service has been or will be obtained at better than market conditions.
(iii) If none of the conditions indicated in this Appendix apply to you, indicate "Not applicable".

APPENDIX 13

Gift Report

	Sent by:		Sent to:		Type of Gift			Observations
Date	Company	Person	Employee	Position	Description	Amount	Estimated Value	Date returned